EXHIBIT (12)
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES             Sprint Corporation

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                         2000        1999         1998        1997        1996
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                                    (millions)
Earnings
 Income (loss) from
  continuing operations
  before income taxes   $ (702)     $(1,072)     $1,039      $1,748      $1,994
 Capitalized interest     (175)        (151)       (167)        (93)       (104)
 Equity in losses of
  less than 50% owned
  entities                 256           80          42         680         199
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Subtotal                  (621)      (1,143)        914       2,335       2,089
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Fixed charges
 Interest charges        1,165        1,011         885         277         301
 Interest factor of
  operating rents          348          311         275         135         120
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Total fixed charges      1,513        1,322       1,160         412         421
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Earnings, as adjusted   $  892      $   179      $2,074      $2,747      $2,510
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Ratio of earnings to
 fixed charges             -- (/1/)     -- (/2/)   1.79(/3/)   6.67(/4/)   5.96(/5/)
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(/1/) Earnings, as adjusted, were inadequate to cover fixed charges by $621 million in 2000. Earnings, as adjusted, includes nonrecurring items. These items include a charge of $238 million which principally represents a write-down of goodwill, $187 million for costs associated with the terminated WorldCom merger, $122 million for the write-downs of certain equity investments, net gains of $71 million from the sale of an independent directory publishing operation and from investment activities, and a $28 million gain from the sale of customers and network infrastructure to a PCS affiliate. Excluding these items, earnings, as adjusted, would have been inadequate to cover fixed charges by $173 million.

(/2/) Earnings, as adjusted, were inadequate to cover fixed charges by $1.1 billion in 1999. Earnings, as adjusted, includes a net nonrecurring gain of $54 million from investment activities. Excluding this gain, earnings, as adjusted, would have been inadequate to cover fixed charges by $1.2 billion.

(/3/) Earnings as computed for the ratio of earnings to fixed charges includes nonrecurring net gains of $104 million mainly relating to sales of local exchanges and a nonrecurring charge to write off $179 million of acquired in-process research and development costs related to the PCS Restructuring. Excluding these items, the ratio of earnings to fixed charges would have been 1.85 for 1998.

(/4/) Earnings as computed for the ratio of earnings to fixed charges includes nonrecurring items. These items include a litigation charge of $20 million and gains of $71 million mainly from sales of local exchanges and certain investments. Excluding these items, the ratio of earnings to fixed charges would have been 6.54 for 1997.

(/5/) Earnings as computed for the ratio of earnings to fixed charges includes the nonrecurring charge related to litigation of $60 million recorded in 1996. Excluding this charge, the ratio of earnings to fixed charges would have been 6.10 for 1996.

Note: The ratios were computed by dividing fixed charges into the sum of earnings (after certain adjustments) and fixed charges. Earnings include income from continuing operations before taxes, plus equity in the net losses of less-than-50% owned entities, less capitalized interest. Fixed charges include interest on all debt of continuing operations, including amortization of debt issuance costs, and the interest component of operating rents.